May 20, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Illumitry Corp.
Registration Statement on Form S-1
Filed on March 18, 2015
File No. 333-202841

Ladies and Gentlemen:

This letter sets forth the responses of Illumitry Corp. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of March 18, 2015.

General

1.   We note your disclosure on page 28 that you are a shell company.  Please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the potential impact on your ability to attract additional capital.

Response

The language regarding the Company being a “shell company” on page 28 has been deleted.  It was a legacy from the S-1 we were using as a template and should have been deleted.  We are a development stage company not a shell company and we qualify as an “emerging growth company” under the Section 2(a)(19) of the Securities Act of 1933.).

A shell company, as defined in Rule 12b-2 under the Exchange Act, is a company that has no or nominal operations and either no or nominal assets consisting of cash and cash equivalence or assets consisting of any amount of cash and cash equivalence and nominal other assets.

As we state in our S-1, we are a development stage company that has recently started its operations and we have generated limited revenues to date of $1,260 from those operations.  Our assets include an embroidery machine and raw materials and the agreement for sale of goods, pursuant to which we are generating the above mentioned revenue.

Based on the above facts we do not believe that Illumitry Corp. is a Shell Company as defined in the Securities Act of 1933, as amended and the Securities and Exchange Act of 1934.  Therefore, the “shell company” disclosure was deleted from our prospectus.

2.   In the fee table, you indicate that the number of securities to be registered is “3.000 000.” Elsewhere, you indicate that you are registering 3,000,000 shares of common stock. Please revise to reconcile the difference.

Response

The registration statement has been revised.

Cover page

3.   As best efforts, no minimum offering, there is a strong possibility that you will sell none or significantly less than all of the offered shares and therefore receive significantly less than the proceeds listed in the table. As such, please remove the table that sets forth the offering price, expenses and proceeds to you.

Response

The table has been deleted.

Prospectus Summary, page 3

4.   Please state the minimum period of time you will be able to conduct planned operations using currently-available capital resources.

Response

In case of selling not sufficient amount of shares from this offering our sole officer and director will loan to the Company minimum needed funds of $30,000 for our business for a first operation year in accordance to our Plan of operation. The minimum period of time for Illumitry Corp. will be one year with available for the Company capital resource which starts from February 2015.

5.   Please revise your disclosure here and throughout to provide a clear and concise description of your current business activities and distinguish these from business activities planned for the future but not yet in effect. State clearly whether you have produced any embroidery products. This comment also applies to your disclosure in the Risk Factors and Description of Business sections.

Response

The disclosure has been revised and the description of business activities was added to the registration statement.

The Offering, page 4

6.   Please clarify that the gross proceeds of $60,000 reflects the potential maximum amount of proceeds in the event you sell all of the offered shares. Please clearly state that you may sell only a small portion or none of offered shares, in which case the gross proceeds will be significantly less.

Response

The information has been clarified in the registration statement.

Risk Factors, page 5
General

7.   Under Section 15(d) of the Exchange Act, you are not required to file periodic reports if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Please add a risk factor to clarify that if you do not register your securities under Section 12 of the Exchange Act, you may not have an ongoing periodic reporting obligation and that you would not be subject to the Securities and Exchange Commission’s proxy, tender offer, and short swing insider trading rules for Section 12 registrants.

Response

We added two risk factors to address this comment.

8.   We note your statement on page 21 that if the company were to sell less than half of its shares under this offering, it would be forced to scale back or abort completely the implementation of its 12-month plan of operation. Please add a risk factor to state the consequences of selling less than 50% of the offered shares.

Response

The statement has been deleted from registration statement.

9.   Please tell us what consideration you have given to including risk factor disclosure regarding your operations in Armenia.

Response

We have included to the registration statement such risk factors as strong competition from well established companies and competitive environment in Armenia.  The embroidery on fabric is popular in Armenia and there is a strong possibility Illumitry Corp. will face these risk factors. The Company’s potential strong competitors are Saw.Am Company and Embdesign, which are also placed in Armenia.

Risk Associated to Our Business
“We have yet to earn revenue. . .,” page 5

10.   Please revise this risk factor to state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.

Response

The risk factor has been revised. In accordance to Loan Agreement from our sole officer and director we are able to conduct planned operation for one year, which starts from February, 2015.

“If we do not attract customers, we will not make a profit. . .,” page 6

11.   Please state that you have not generated any revenue from your customer.

Response

To March 31, 2015 The Company has generated limited revenues of $1,260 from our first customer “MARIYAN” Atelier and Shop of Fabric. The risk factor has been revised.

Management’s Discussion and Analysis or Plan of Operation
Plan of Operation, page17

12.   We note that you include a discussion of your plan of operations if 75% of the offered shares are sold. Please add disclosure that assumes the sale of a smaller portion of the offering, such as ten percent or 15% of the offered shares.

Response

The disclosure was added to the registration statement.

13.   It appears that the Agreement for Sale of Goods between you and Mariyan does not require Mariyan to purchase any goods from you.  Please state, if true, that there are no minimum purchase obligations under your agreement with Mariyan, and include similar disclosure in the Description of Business section. Also add risk factor disclosure that while you have entered into an agreement with Mariyan, there is no guarantee that you will generate any revenue under this agreement, or advise.

Response

The Agreement for Sale of Goods is an obligation for our customer to buy our products. Our customer “MARIYAN” Atelier and Shop of Fabric has purchased the products from Illumitry Corp. in accordance with purchase order. The revenue from such purchasing is in our financial statement in amount of $1,260. Any further orders from “MARIYAN” Atelier and Shop of Fabric will be made with respective purchase order also.

Liquidity and Capital Resources, page 20

14.   We note your statement that the available capital resources are not sufficient for the company to remain operational.  Please revise your liquidity discussion to disclose the number of months you will be able to conduct your planned operations using currently available capital resources.  We refer you to the Liquidity and Capital Resources discussion in Section IV of SEC Release 33-8350 and Item 303(a) (1) of Regulation S-K for additional guidance.

Response

Our sole officer and director will loan the Company needed minimum amount to remain operational for first 12 month in accordance with Loan Agreement which is filed to the registration statement for a period started from February, 2015.

Description of Business
Target market, page 23

15.   You state that you are planning to negotiate with “Jean Jacques” Atelier and “Ars-Fine Ltd.” Please state clearly the status of your negotiations.

Response

The Company has not signed any agreements with “Jean Jacques” Atelier and “Ars-Fine Ltd.”. The negotiation between Illumirty Corp. and these customers has only preliminary verbal agreements.

16.   Please remove all references to third-party websites throughout your disclosures. Please see our Use of Electronic Media, Interpretive Release No. 33–7856, April 28, 2000 for guidance regarding the use of hyperlinks in your prospectus.

Response

The references to third-party websites have been removed from the registration statement.

Offices, page 25

17.   Please disclose the expiration date of your office lease.

Response

The expiration date of our office lease has been disclosed.

Directors, Executive Officers, Promoter and Control Persons
Director Independence, page 26

18.   Please revise to remove any implication that your shares of common stock may be listed on the NASDAQ Global Market or that you may be subject to its listing requirements.

Response

We revised the disclosure to more clearly state that we intend only to use the NASDAQ definition as guidance when we develop our own definition of “independence.”

Certain Relationships and Related Transactions, page 27

19.   Please revise your registration statement, including the Prospectus Summary, Risk Factors, Use of Proceeds and Management’s Discussion and Analysis sections, to ensure that the description of the loan agreement with Ms. Sukiasyan is consistent with the terms of the loan agreement included in exhibit 10.1. In this regard, we note that the loan agreement does not appear to include terms indicating that if the proceeds from this offering are not sufficient, your sole director will loan you funds to complete the registration process, implement your business plan, maintain reporting status and quotation on the OTC Electronic Bulletin Board, that there is a guarantee she will loan you such funds or that payment is due if and when you generate revenues.

Response

The terms have been added to the Loan Agreement. Updated Loan Agreement will be attached to the registration statement.

Plan of Distribution, page 29

20.   Please tell us more about the manner in which the securities will be offered and how investors will learn about the offering. For instance, will Ms. Sukiasyan solicit investors through direct mailings and/or through personal contacts? How will she identify those who might have an interest in purchasing shares? Will the securities be sold in Armenia?

Response

Arusyak Sukiasyan, our sole officer and director will offer our securities to her personal friends and potential customers. We will not utilize advertising or make a general solicitation for our offering, but rather, Ms. Sukiasyan will personally and individually contact each investor. Ms. Sukiasyan has no experience in selling securities to investors. Ms. Sukiasyan will not purchase securities in this offering.

Financial Statements
Notes to the Audited Financial Statements
Note 5 – Loan from Director, page F-9

21.   You indicate that your sole director loaned the company $7,900 during the period from October 17, 2014 (Inception) to December 31, 2014. However, the loan agreement included in exhibit 10.1 states that your sole director loaned the company $30,000 concurrent with the execution of the agreement on October 17, 2014. Please explain to us and revise the filing to disclose why the amount of the loan is different from the amount disclosed in the notes to the financial statements. In addition, please explain the disclosures elsewhere in your filing, such as on pages 17 and 28, indicating that the amount advanced as of December 31, 2014 was $3,500, and revise your filing accordingly.

Response

The registration statement has been revised in accordance to the loan from our sole officer and director. The loan of $7,900 is excluded $30,000 loan in accordance to Loan Agreement filed in Exhibit 10.1. The period when Ms. Sukiasyan started to loan the Company funds from $30,000 is from February, 2015. The amount of $7,900 was provided by Ms. Sukiasyan for the Company’s settlement, as a part of the expenditure for the registration of the Company, they will be returned from the profit of the Company apart from the loan amount.

There will be repayment of loan amount of $30,000, if it is used, and $7,900 accordingly.

Note 7 – Commitments And Contingencies, page F-9

22.   You state that the rental agreement starts on April 1, 2015. However, the commercial property rental agreement included in exhibit 10.2 indicates that it will be in force on February 16, 2015. Please explain to us why the start dates do not agree. Revise accordingly.

Response

The date when the rental agreement starts was changed to February 16, 2015 in the registration statement.

Item 16. Exhibits, page II-2

23.   Please refile exhibit 3.1 in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: “EDGAR Filing,” Version 29 (December 2014).

Response

The file exhibit 3.1 has been refilled in a text-searchable format.

24.   You state on pages 3 and 20 that you entered into a Referral Agreement, dated January 16, 2015, which is filed in exhibit 10.4. Please amend to include this agreement in your exhibits. In addition, tell us what consideration you gave to describing this agreement in your Description of Business section beginning on page 21.

Response

The Referral Agreement, and any references to it, was deleted from the registration statement.

Very Truly Yours,

/s/ Arusyak Sukiasyan
Arusyak Sukiasyan
President of Illumitry Corp.